STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2014	December 31, 2013
Assets			
Current assets			
Cash		$ 2,104	$ 2,990
Accounts receivable	3	197,576	165,091
Deferred income tax asset		–	48,476
Deferred financial assets	15	40,906	9,198
Other current assets		12,651	7,641
		253,237	233,396
Property, plant and equipment			
Oil and natural gas properties (full cost method)	4	2,528,493	2,420,144
Other capital assets, net	4	18,862	21,210
Property, plant and equipment		2,547,355	2,441,354
Goodwill		618,521	609,975
Deferred income tax asset		356,955	364,411
Deferred financial assets	15	32,288	19,274
Marketable securities	5	–	13,389
Total Assets		$ 3,808,356	$ 3,681,799
Liabilities			
Current liabilities			
Accounts payable	6	$ 347,268	$ 377,157
Dividends payable		18,488	18,250
Current portion of long-term debt	7	96,937	48,713
Deferred income tax liability		6,640	–
Deferred financial credits	15	–	37,031
		469,333	481,151
Long-term debt	7	996,277	976,585
Asset retirement obligation	8	286,748	291,761
		1,283,025	1,268,346
Total Liabilities		1,752,358	1,749,497
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2014 – 205 million shares			
December 31, 2013 – 203 million shares	14	3,115,527	3,061,839
Paid-in capital	14	43,522	38,398
Accumulated deficit		(1,135,401)	(1,117,238)
Accumulated other comprehensive income/(loss)		32,350	(50,697)
		2,055,998	1,932,302
Total Liabilities & Equity		$ 3,808,356	$ 3,681,799
Contingencies and Commitments	16		

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2014	**2013**	**2014**	**2013**
Revenues					
Oil and natural gas sales, net of royalties	9	$ 378,332	$ 365,391	$ 1,200,997	$ 1,020,096
Commodity derivative instruments gain/(loss)	15	91,268	(55,674)	14,602	(52,107)
		469,600	309,717	1,215,599	967,989
Expenses					
Operating		102,093	85,548	286,683	252,262
Production taxes		21,270	20,004	61,116	52,486
Transportation		14,667	8,830	40,915	22,259
General and administrative	10	22,937	25,114	80,240	80,989
Depletion, depreciation, amortization and accretion		159,658	163,339	440,494	470,088
Interest	11	15,175	15,084	46,876	44,321
Foreign exchange (gain)/loss	12	30,498	(2,509)	24,742	4,027
Other expense/(income)		(953)	(548)	1,599	(264)
		365,345	314,862	982,665	926,168
Income/(Loss) Before Taxes		104,255	(5,145)	232,934	41,821
Current income tax expense/(recovery)	13	(28)	5,235	11,447	7,943
Deferred income tax expense/(recovery)	13	36,853	(6,660)	74,063	15,528
Net Income/(Loss)		$ 67,430	$ (3,720)	$ 147,424	$ 18,350
Other Comprehensive Income/(Loss)					
Changes due to marketable securities (net of tax)					
Unrealized gain/(loss)		–	2,244	(145)	5,104
Realized (gain)/loss reclassified to net income		–	(125)	2,503	(315)
Change in cumulative translation adjustment		78,459	(24,307)	80,689	34,336
Other Comprehensive Income/(Loss)		78,459	(22,188)	83,047	39,125
Total Comprehensive Income/(Loss)		$ 145,889	$ (25,908)	$ 230,471	$ 57,475
Net Income/(Loss) per Share					
Basic	14	$ 0.33	$ (0.02)	$ 0.72	$ 0.09
Diluted	14	$ 0.32	$ (0.02)	$ 0.71	$ 0.09

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders' Equity

Nine months ended September 30, (CDN$ thousands) unaudited		2014		2013
Share Capital				
Balance, beginning of year	$	3,061,839	$	2,997,682
Stock Option Plan – cash		27,068		12,723
Share-based compensation – non-cash		4,783		2,222
Stock Dividend Plan		21,837		33,489
Balance, end of period	$	3,115,527	$	3,046,116
Paid-in Capital				
Balance, beginning of year	$	38,398	$	32,293
Stock Option Plan – exercised		(4,783)		(2,222)
Share-based compensation – expensed		9,907		7,164
Balance, end of period	$	43,522	$	37,235
Accumulated Deficit				
Balance, beginning of year	$	(1,117,238)	$	(948,350)
Net income		147,424		18,350
Dividends		(165,587)		(162,199)
Balance, end of period	$	(1,135,401)	$	(1,092,199)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	(50,697)	$	(130,385)
Changes due to marketable securities (net of tax)				
Unrealized gains/(losses)		(145)		5,104
Realized (gains)/losses reclassified to net income		2,503		(315)
Change in cumulative translation adjustment		80,689		34,336
Balance, end of period	$	32,350	$	(91,260)
Total Shareholders' Equity	$	2,055,998	$	1,899,892

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2014	2013	2014	2013
Operating Activities					
Net income/(loss)		$ 67,430	$ (3,720)	$ 147,424	$ 18,350
Non-cash items add/(deduct):					
Depletion, depreciation, amortization and accretion		159,658	163,339	440,494	470,088
Changes in fair value of derivative instruments	15	(88,689)	48,950	(81,750)	35,061
Deferred income tax expense/(recovery)	13	36,853	(6,660)	74,063	15,528
Foreign exchange (gain)/loss on debt and working capital	12	33,863	(7,446)	35,798	9,092
Share-based compensation	14	3,413	1,686	9,907	7,164
Amortization of debt issue costs		251	188	744	565
Derivative settlement on senior notes		–	–	17,024	18,011
Asset disposition (gain)/loss		–	(150)	2,798	(367)
Asset retirement obligation expenditures	8	(3,299)	(3,701)	(11,831)	(10,036)
Changes in non-cash operating working capital	17	(10,435)	25,684	(66,710)	11,372
Cash flow from operating activities		199,045	218,170	567,961	574,828
Financing Activities					
Proceeds from the issuance of shares		7,875	12,694	27,068	12,723
Cash dividends	14	(51,088)	(42,411)	(143,750)	(128,710)
Change in bank debt		(236,013)	(144,858)	(159,303)	(74,769)
Issuance (repayment) of senior notes		217,460	–	179,562	(35,655)
Derivative settlement on senior notes		–	–	(17,024)	(18,011)
Changes in non-cash financing working capital		34	137	238	288
Cash flow from financing activities		(61,732)	(174,438)	(113,209)	(244,134)
Investing Activities					
Capital expenditures		(209,197)	(146,997)	(633,013)	(461,838)
Property and land acquisitions		(3,986)	(15,792)	(17,186)	(71,451)
Property dispositions		68,931	124,462	185,631	197,086
Sale of marketable securities	5	–	599	13,300	2,482
Changes in non-cash investing working capital		5,116	(145)	(5,689)	20,590
Cash flow from investing activities		(139,136)	(37,873)	(456,957)	(313,131)
Effect of exchange rate changes on cash		1,929	1,696	1,319	(4,452)
Change in cash		106	7,555	(886)	13,111
Cash, beginning of period		1,998	10,756	2,990	5,200
Cash, end of period		$ 2,104	$ 18,311	$ 2,104	$ 18,311

See accompanying notes to the Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 6, 2014.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") as at September 30, 2014 and for the three and nine months ended September 30, 2014, and the 2013 comparative periods. These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed under U.S. GAAP and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2013. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2013.

Recent Accounting Pronouncements

Enerplus will adopt the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board, which have been issued but are not yet effective. The adoption of these standards is not expected to have a material impact on Enerplus' financial statements.

- ASU 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity* – effective January 1, 2015
- ASU 2014-09, *Revenue from Contracts with Customers* – effective January 1, 2017
- ASU 2014-12, *Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period* – effective January 1, 2016

3) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2014	December 31, 2013
Accrued receivables	$ 140,394	$ 122,482
Accounts receivable – trade	43,613	36,034
Current income tax receivable	16,424	9,371
Allowance for doubtful accounts	(2,855)	(2,796)
Total accounts receivable	$ 197,576	$ 165,091

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at September 30, 2014 ($ thousands)	Cost		Accumulated Depletion and Depreciation		Net Book Value	
Oil and natural gas properties	$	12,152,423	$	9,623,930	$	2,528,493
Other capital assets		93,474		74,612		18,862
Total PP&E	$	12,245,897	$	9,698,542	$	2,547,355

As at December 31, 2013 ($ thousands)	Cost		Accumulated Depletion and Depreciation		Net Book Value	
Oil and natural gas properties	$	11,481,207	$	9,061,063	$	2,420,144
Other capital assets		89,818		68,608		21,210
Total PP&E	$	11,571,025	$	9,129,671	$	2,441,354

5) MARKETABLE SECURITIES

During the nine months ended September 30, 2014 Enerplus sold the balance of its publicly listed investments for proceeds of $13.3 million recognizing a loss of $2.8 million. In connection with these sales, realized losses of $2.5 million net of tax ($2.8 million before tax) were reclassified from accumulated other comprehensive income to net income.

6) ACCOUNTS PAYABLE

($ thousands)	September 30, 2014		December 31, 2013	
Accrued payables	$	266,120	$	262,117
Accounts payable – trade		81,148		115,040
Total accounts payable	$	347,268	$	377,157

7) DEBT

($ thousands)	September 30, 2014		December 31, 2013	
Current:				
Senior notes	$	96,937	$	48,713
	$	96,937	$	48,713
Long term:				
Bank credit facility	$	57,532	$	214,394
Senior notes		938,745		762,191
	$	996,277	$	976,585
Total debt	$	1,093,214	$	1,025,298

On September 3, 2014 Enerplus closed a private placement of senior unsecured notes raising gross proceeds of US$200,000,000. The notes rank equally with the bank credit facility and other outstanding senior notes. The notes have a twelve year amortizing term and a ten year average life with a fixed coupon rate of 3.79%.

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $286.7 million at September 30, 2014 compared to $291.8 million at December 31, 2013, based on a total undiscounted liability of $707.2 million and $720.6 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.92% at September 30, 2014 (December 31, 2013 – 5.96%).

($ thousands)	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of year	$ 291,761	$ 256,102
Change in estimates	(1,725)	44,217
Property acquisition and development activity	1,372	1,454
Dispositions	(3,990)	(8,362)
Settlements	(11,831)	(16,606)
Accretion Expense	11,161	14,956
Balance, end of period	$ 286,748	$ 291,761

9) OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2014	2013	2014	2013
Oil and natural gas sales	$ 456,215	$ 441,503	$ 1,455,790	$ 1,219,755
Royalties[1]	(77,883)	(76,112)	(254,793)	(199,659)
Oil and natural gas sales, net of royalties	$ 378,332	$ 365,391	$ 1,200,997	$ 1,020,096

(1) Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2014	2013	2014	2013
General and administrative expense	$ 18,854	$ 20,031	$ 58,055	$ 63,514
Share-based compensation expense[1]	4,083	5,083	22,185	17,475
General and administrative expense	$ 22,937	$ 25,114	$ 80,240	$ 80,989

(1) Share-based compensation relates to the cash and equity-settled Long-term Incentive Plans and the Stock Option Plan. Refer to Note 14(c) for further discussion.

11) INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2014	2013	2014	2013
Realized:				
Interest on bank debt and senior notes	$ 14,924	$ 14,665	$ 45,552	$ 43,141
Unrealized:				
Cross currency interest rate swap (gain)/loss	–	273	580	1,093
Interest rate swap (gain)/loss	–	(42)	–	(478)
Amortization of debt issue costs	251	188	744	565
Interest expense	$ 15,175	$ 15,084	$ 46,876	$ 44,321

12) FOREIGN EXCHANGE

($ thousands)	Three months ended September 30,				Nine months ended September 30,			
		2014		2013		2014		2013
Realized:								
Foreign exchange (gain)/loss	$	(2,607)	$	59	$	14,069	$	17,658
Unrealized:								
Translation of U.S. dollar debt and working capital (gain)/loss		33,863		(7,446)		35,798		9,092
Cross currency interest rate swap (gain)/loss		–		939		(16,130)		(19,043)
Foreign exchange derivative (gain)/loss		(758)		3,939		(8,995)		(3,680)
Foreign exchange (gain)/loss	$	30,498	$	(2,509)	$	24,742	$	4,027

13) INCOME TAXES

($ thousands)	Three months ended September 30,				Nine months ended September 30,			
		2014		2013		2014		2013
Current tax expense/(recovery)								
Canada	$	(79)	$	(339)	$	(453)	$	(258)
U.S.		51		5,574		11,900		8,201
Current tax expense/(recovery)		(28)		5,235		11,447		7,943
Deferred tax expense/(recovery)								
Canada	$	24,530	$	(17,561)	$	19,212	$	(20,073)
U.S.		12,323		10,901		54,851		35,601
Deferred tax expense/(recovery)	$	36,853	$	(6,660)	$	74,063	$	15,528
Income tax expense/(recovery)	$	36,825	$	(1,425)	$	85,510	$	23,471

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share based compensation.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Nine months ended September 30,		Year ended December 31,	
	2014		2013	
Authorized unlimited number of common shares **Issued:** (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	202,758	$ 3,061,839	198,684	$ 2,997,682
Issued for cash:				
Stock Option Plan	1,635	27,068	1,042	14,838
Non-cash:				
Stock Option Plan	–	4,783	–	3,108
Stock Dividend Plan	1,030	21,837	3,032	46,211
Balance, end of period	205,423	$ 3,115,527	202,758	$ 3,061,839

b) Dividends

($ thousands)	Three months ended September 30,				Nine months ended September 30,			
		2014		2013		2014		2013
Cash dividends	$	51,088	$	42,411	$	143,750	$	128,710
Stock dividends		4,350		11,994		21,837		33,489
Dividends to shareholders	$	55,438	$	54,405	$	165,587	$	162,199

c) Share-Based Compensation ("SBC")

The following table summarizes Enerplus' SBC expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30,				Nine months ended September 30,			
		2014		2013		2014		2013
Cash:								
Long-term incentive plans expense/(recovery)	$	(5,174)	$	4,869	$	12,338	$	14,074
Non-Cash:								
Long-term incentive plans expense		2,815		–		6,506		–
Stock option plan expense		598		1,686		3,401		7,164
Equity swap (gain)/loss		5,844		(1,472)		(60)		(3,763)
Share-based compensation expense	$	4,083	$	5,083	$	22,185	$	17,475

(i) Long-Term Incentive ("LTI") Plans

In 2014, the Performance Share Unit and Restricted Share Unit plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") activity for the nine months ended September 30, 2014:

For the nine months ended September 30, 2014 (thousands of units)	PSU	RSU	DSU	Total
Balance, beginning of year	650	821	99	1,570
Granted	550	832	47	1,429
Vested	–	(375)	–	(375)
Forfeited	(30)	(93)	–	(123)
Balance, end of period	1,170	1,185	146	2,501
End of period balances, by grant settlement type:				
Cash-settled units	630	409	146	1,185
Equity-settled units	540	776	–	1,316
Balance, end of period	1,170	1,185	146	2,501

Cash-settled LTI Plans

For the three months ended September 30, 2014 the Company recorded a recovery for cash SBC expense of $5.2 million and for the nine months ended September 30, 2014 recorded a charge of $12.3 million (September 30, 2013 – charges of $4.9 million and $14.1 million). For the three and nine months ended September 30, 2014, the Company made cash payments of $2.0 million and $13.8 million, respectively, related to its cash-settled plans (September 30, 2013 – $4.2 million and $11.1 million).

The following table summarizes the cumulative SBC expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash SBC expense over the remaining vesting terms.

At September 30, 2014 ($ thousands, except for years)		PSU[1]		RSU		DSU		Total
Cumulative recognized SBC expense	$	19,412	$	7,450	$	3,380	$	30,242
Unrecognized SBC expense		6,910		2,280		–		9,190
Intrinsic value	$	26,322	$	9,730	$	3,380	$	39,432
Weighted-average remaining contractual term (years)		0.8		0.8		–		

(1)   Includes estimated performance multipliers.

Equity-settled LTI Plans

Equity-settled LTI awards are settled through the issuance of treasury shares and the related SBC expense is recorded as a non-cash amount on the Consolidated Statements of Income/(Loss), with an offset recorded to Paid-in Capital. On settlement, the amount previously recorded to Paid-in Capital is reclassified to Share Capital.

For the three and nine months ended September 30, 2014 the Company recorded non-cash SBC expense of $2.8 million and $6.5 million, respectively. No non-cash amounts were recognized for the three and nine months ended September 30, 2013 with respect to equity-settled grants.

The following table summarizes the cumulative SBC expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash SBC expense over the remaining vesting terms.

At September 30, 2014 ($ thousands, except for years)		PSU[1]		RSU		Total
Cumulative recognized SBC expense	$	1,592	$	4,914	$	6,506
Unrecognized SBC expense		6,252		8,561		14,813
	$	7,844	$	13,475	$	21,319
Weighted-average remaining contractual term (years)		2.3		1.6		

(1)   Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options during the nine months ended September 30, 2014. Activity for the respective reporting periods is as follows:

	Nine months ended September 30, 2014	
	Number of Options (thousands)	Weighted Average Exercise Price
Options outstanding		
Beginning of year	13,414	$ 18.65
Granted	–	–
Exercised	(1,635)	16.56
Forfeited	(555)	19.49
Expired	–	–
Options outstanding, end of period	11,224	$ 18.91
Options exercisable at the end of period	6,247	$ 21.48

At September 30, 2014, 6,247,000 options were exercisable at a weighted average reduced exercise price of $21.48 with a weighted average remaining contractual term of 4.0 years, giving an intrinsic value of $17.4 million (September 30, 2013 – $2.6 million). The intrinsic value of options exercised during the three and nine months ended September 30, 2014 was $4.3 million and $12.4 million, respectively (September 30, 2013 – $2.2 million and $2.2 million).

At September 30, 2014 the unrecognized SBC expense related to non-vested options was $1.8 million (September 30, 2013 – $6.3 million). The expense is expected to be fully recognized over a weighted-average period of 0.9 years.

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the nine months ended September 30, 2014 and the year ended December 31, 2013:

($ thousands)	Nine months ended September 30, 2014	Year ended December 31, 2013
Balance, beginning of year	$ 38,398	$ 32,293
Stock Option Plan – exercised	(4,783)	(3,108)
Share-based compensation – non-cash	9,907	9,213
Balance, end of period	$ 43,522	$ 38,398

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Net income/(loss)	$ 67,430	$ (3,720)	$ 147,424	$ 18,350
Weighted average shares outstanding – Basic	205,164	201,117	204,174	200,002
Dilutive impact of share-based compensation[1]	3,933	–	3,796	413
Weighted average shares outstanding – Diluted	209,097	201,117	207,970	200,415
Net income/(loss) per share				
Basic	0.33	(0.02)	0.72	0.09
Diluted	0.32	(0.02)	0.71	0.09

(1)   For the three months ended September 30, 2013, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At September 30, 2014, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2014 senior notes included in long-term debt had a carrying value of $1,035.7 million and a fair value of $1,118.7 million (December 31, 2013 – $810.9 million and $837.8 million, respectively).

Enerplus' derivative financial instruments are classified as Level 2. A Level 2 classification is appropriate where observable inputs other than quoted market prices are used in the fair value determination.

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30,		Nine months ended September 30,		
Gain/(Loss) ($ thousands)	**2014**	**2013**	**2014**	**2013**	**Income Statement Presentation**
Interest Rate Swaps	$ –	$ 42	$ –	$ 478	Interest
Cross Currency Interest Rate Swap:					
Interest	–	(273)	(580)	(1,093)	Interest
Foreign Exchange	–	(939)	16,130	19,043	Foreign Exchange
Foreign Exchange Derivatives	758	(3,939)	8,995	3,680	Foreign Exchange
Electricity Swaps	22	(156)	204	1,314	Operating
Equity Swaps	(5,844)	1,472	60	3,763	General and Administrative
Commodity Derivative Instruments:					
Oil	82,874	(45,609)	48,671	(66,501)	Commodity derivative
Gas	10,879	452	8,270	4,255	instruments Gain/(loss)
Total	$ 88,689	$ (48,950)	$ 81,750	$ (35,061)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2014**	**2013**	**2014**	**2013**
Change in fair value gain/(loss)	$ 93,753	$ (45,157)	$ 56,941	$ (62,246)
Net realized cash gain/(loss)	(2,485)	(10,517)	(42,339)	10,139
Commodity derivative instruments gain/(loss)	$ 91,268	$ (55,674)	$ 14,602	$ (52,107)

The following table summarizes the fair values at the respective period ends:

| ($ thousands) | September 30, 2014 | | | December 31, 2013 | | |
| | Assets | | Liabilities | Assets | | Liabilities |
	Current	Long-term	Current	Current	Long-term	Current
Cross Currency Interest Rate Swap	$ –	$ –	$ –	$ –	$ –	$ 15,548
Foreign Exchange Derivatives	758	23,937	–	564	15,135	–
Electricity Swaps	113	–	–	–	–	95
Equity Swaps	4,196	1,726	–	1,723	4,139	–
Commodity Derivative Instruments:						
Oil	28,251	5,588	–	4,138	–	18,970
Gas	7,588	1,037	–	2,773	–	2,418
Total	$ 40,906	$ 32,288	$ –	$ 9,198	$ 19,274	$ 37,031

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

(ii) Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at October 22, 2014:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl[1]
Oct 1, 2014 – Oct 31, 2014		
WTI Swap	20,000	95.29
WCS Differential Swap	4,500	− 20.76
Brent – WTI Ratio Spread (% of Brent Price)	4,000	92.72%
Nov 1, 2014 – Dec 31, 2014		
WTI Swap	20,000	95.29
WCS Differential Swap	4,000	− 21.00
MSW Differential Swap	1,000	− 5.90
Brent – WTI Ratio Spread (% of Brent Price)	4,000	92.72%
Jan 1, 2015 – Jun 30, 2015		
WTI Swap	15,500	93.58
WCS Differential Swap	3,000	− 18.62
WTI Purchased Call	2,000	94.00
WTI Sold Put	2,000	63.00
Jul 1, 2015 – Dec 31, 2015		
WTI Swap	8,000	93.86
WCS Differential Swap	2,000	− 18.23
WTI Purchased Call	2,000	94.00
WTI Sold Put	2,000	63.00

(1) Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf
Oct 1, 2014 – Dec 31, 2014			
AECO Swap	28.4	4.25	
Oct 1, 2014 – Dec 31, 2014			
NYMEX Swap	75.0		4.14
NYMEX Collar – Purchased Put	30.0		4.30
NYMEX Collar – Sold Call	30.0		5.08
NYMEX Purchased Call	25.0		4.17
NYMEX Sold Put	25.0		3.23
NYMEX Sold Call	25.0		5.00
Jan 1, 2015 – Mar 31, 2015			
NYMEX Swap	80.0		4.25
NYMEX Collar – Purchased Put	30.0		4.53
NYMEX Collar – Sold Call	30.0		5.53
NYMEX Purchased Call	5.0		4.29
NYMEX Sold Put	5.0		3.25
NYMEX Sold Call	5.0		5.00
Apr 1, 2015 – Jun 30, 2015			
NYMEX Swap	80.0		4.25
NYMEX Purchased Call	5.0		4.29
NYMEX Sold Put	5.0		3.25
NYMEX Sold Call	5.0		5.00
Jul 1, 2015 – Dec 31, 2015			
NYMEX Swap	60.0		4.16
NYMEX Purchased Call	5.0		4.29
NYMEX Sold Put	5.0		3.25
NYMEX Sold Call	5.0		5.00
Jan 1, 2016 – Dec 31, 2016			
NYMEX Swap	10.0		4.03

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Oct 1, 2014 – Dec 31, 2014		
AESO Power Swap	16.0	53.33
Jan 1, 2015 – Dec 31, 2015		
AESO Power Swap	16.0	50.80
Jan 1, 2016 – Dec 31, 2016		
AESO Power Swap	6.0	50.25

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Oct 1, 2014 – Oct 31, 2014 AECO-NYMEX Basis	60.0	(0.61)
Nov 1, 2014 – Oct 31, 2015 AECO-NYMEX Basis	50.0	(0.66)
Nov 1, 2015 – Oct 31, 2016 AECO-NYMEX Basis	60.0	(0.67)
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	70.0	(0.64)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	70.0	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at October 22, 2014:

Instrument Type[1]	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling[2]
Oct 1, 2014 – Dec 31, 2014	26.0	1.1064	1.1500	1.1212
Jan 1, 2015 – Dec 31, 2015	24.0	1.1088	1.1845	1.1263

(1) Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2) If the USD/CDN average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. At September 30, 2014, following the third settlement, Enerplus had US$21.6 million of remaining notional debt swapped. These foreign exchange swaps mature between October 2014 and October 2015 in conjunction with the remaining principal repayments on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At September 30, 2014, approximately 95% of Enerplus' debt was based on fixed interest rates and 5% was based on floating interest rates. The percentage of fixed interest rate debt has increased from prior periods due to the closing of US$200 million in additional senior notes at a fixed rate 3.79% rate of interest, with the proceeds being used to pay down floating interest rate bank debt. At September 30, 2014 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its cash settled long-term incentive plans detailed in Note 14.

Enerplus has entered into various equity swaps maturing between 2014 and 2016 and has effectively fixed the future settlement cost on 950,000 shares at a weighted average price of $14.92 per share.

(iii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2014 approximately 70% of Enerplus' marketing receivables were with companies considered investment grade.

At September 30, 2014 approximately $4.7 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2014 was $2.9 million (December 31, 2013 – $2.8 million).

(iv) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

16) CONTINGENCIES AND COMMITMENTS

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the interim Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

The Company has entered into an additional transportation commitment for various pipelines in the Marcellus region. These contracts have varied terms, extend out as far as 2033, and comprise a total commitment of approximately US$54.3 million.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2014	**2013**	**2014**	**2013**
Accounts receivable	$ 6,858	$ 17,522	$ (13,019)	$ 2,325
Other current assets	(5,754)	(1,755)	(5,210)	(2,944)
Accounts payable	(11,539)	9,917	(48,481)	11,991
	$ (10,435)	$ 25,684	$ (66,710)	$ 11,372

b) Other

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2014	**2013**	**2014**	**2013**
Income taxes paid/(received)	$ (254)	$ 3,487	$ 18,133	$ (1,403)
Interest paid	$ 4,138	$ 2,630	$ 32,826	$ 31,851